August 4, 2025

Orlando Zayas
Chief Executive Officer
Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, TX 75024

       Re: Katapult Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 28, 2025
           File No. 333-288985
Dear Orlando Zayas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Steven Glendon